

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

October 23, 2008

David C. Merrell
President
MCT Holding Corporation
3884 East North Little Cottonwood Road
Salt Lake City, Utah 84092

Re: **MCT Holding Corporation**
Form 10-12G
Amended October 9, 2008
File No. 000-53390

Dear Mr. Merrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 12.

1. We note your response to prior comment 1. It remains unclear to us how
   continuing revenues can sustain the value of your reporting unit and the
   recoverability of goodwill. In this regard, we note that you continue to incur
   operating losses and negative cash flows from operations which are indicative of
   an impairment condition. Tell us what the fair value of your reporting unit was as
   of December 31, 2007 and disclose the method and assumptions that you used to
   determine fair value. Refer to paragraphs 23 and 25 of SFAS 142.

   Please amend your Form 10 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

   You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette
Leon, Assistant Chief Accountant, at (202) 551-3810 if you have questions regarding
comments on the financial statements and related matters. Please contact Paul Fischer,
Attorney-Adviser, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-
3350 with any other questions.

   Sincerely,

   Larry Spirgel
   Assistant Director

cc: Leonard W. Burningham, Esq.
        by facsimile